Mail Stop 4561

August 25, 2009

John Bordynuik
Chief Executive Officer
310 Holdings, Inc.
500 Technology Square
Cambridge, MA 90212

> **Re:** **310 Holdings, Inc.**
> **Form 8-K Filed August 17, 2009**
> **File No. 000-52444**

Dear Mr. Bordynuik:

　　We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief